Filed Pursuant to Rule 433

Registration No. 333-166291

April 26, 2010

Advance Auto Parts, Inc.

Term Sheet

April 26, 2010

5.750% Notes due 2020

Issuer:	Advance Auto Parts, Inc.

Guarantors:	Domestic subsidiaries

Principal Amount:	$300 million

Maturity Date:	May 1, 2020

Coupon (Interest Rate):	5.750%

Yield to Maturity:	5.805%

Spread to Benchmark Treasury:	T+200 bps

Benchmark Treasury:	3.625% due February 15, 2020

Benchmark Treasury Price and Yield:	98-17 / 3.805%

Interest Payment Dates:	May 1 and November 1, commencing on November 1, 2010

Redemption Provision:	We may redeem the notes in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 30 basis points, plus accrued and unpaid interest to the date of redemption, if any.

Issue Price:	$99.587

Settlement Date:	April 29, 2010 (T+3)

Ratings[1]:	Moodys: Ba1 (positive outlook) S&P: BBB- (stable outlook)

CUSIP:	00751YAA4

ISIN:	US00751YAA47

Joint Book-Running Managers	Banc of America Securities LLC J.P. Morgan Securities Inc.

Senior Co-Managers	BB&T Capital Markets, a division of Scott and Stringfellow, LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities LLC

Co-Managers	HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc.

1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or emailing at dg.prospectus_distribution@bofasecurities.com or J.P. Morgan Securities Inc. collect at 212-834-4533.